UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-40052

Churchill Capital Corp VI
(Exact name of registrant as specified in its charter)

640 Fifth Avenue, 12th Floor New York, NY 10019 (212) 380-7500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fifth of one warrant Shares of Class A common stock Warrants
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fifth of one warrant: 0 holders

Shares of Class A common stock: 0 holders

Warrants: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Churchill Capital Corp VI has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 14, 2023	CHURCHILL CAPITAL CORP VI

	By:	/s/ Jay Taragin
	Name:	Jay Taragin
	Title:	Chief Financial Officer